SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                Amendment No. 7

                            Pride International, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    74153Q102
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                Seadrill Limited
                                P.O. Box HM 1593
                          Par-la-Ville Place, 4th Floor
                              14 Par-la-Ville Road

                             Hamilton HM 08 Bermuda
                                  (441)295-6935

                                 With a copy to:
                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 24, 2010
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74153Q102

1.    NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Seadrill Limited

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [X]
                                                                         (b) [_]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.    SOLE VOTING POWER

      -0-

8.    SHARED VOTING POWER

      16,500,000

9.    SOLE DISPOSITIVE POWER

      -0-

10.   SHARED DISPOSITIVE POWER

      16,500,000

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,500,000

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.4%

14.   TYPE OF REPORTING PERSON

      CO

CUSIP NO. 74153Q102

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hemen Holding Limited

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [X]
                                                                         (b) [_]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.    SOLE VOTING POWER

      -0-

8.    SHARED VOTING POWER

      16,500,000

9.    SOLE DISPOSITIVE POWER

      -0-

10.   SHARED DISPOSITIVE POWER

      16,500,000

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,500,000

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.4%

14.   TYPE OF REPORTING PERSON

      CO

CUSIP NO. 74153Q102

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John Fredriksen

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [X]
                                                                         (b) [_]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.    SOLE VOTING POWER

      -0-

8.    SHARED VOTING POWER

      16,500,000*

9.    SOLE DISPOSITIVE POWER

      -0-

10.   SHARED DISPOSITIVE POWER

      16,500,000*

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,500,000*

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.4%

14.   TYPE OF REPORTING PERSON

      IN

----------

* Mr. Fredriksen may be deemed to beneficially own 16,500,000 shares of common stock, par value $0.01 per share (the "Common Shares"), of Pride International Inc. (the "Issuer") through his indirect influence over Hemen Holding Limited ("Hemen"), the shares of which are held in trusts (the "Trusts"). The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 16,500,000 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 16,500,000 Common Shares.

CUSIP NO. 74153Q102

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      C.K. Limited

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [X]
                                                                         (b) [_]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.    SOLE VOTING POWER

      -0-

8.    SHARED VOTING POWER

      16,500,000

9.    SOLE DISPOSITIVE POWER

      -0-

10.   SHARED DISPOSITIVE POWER

      16,500,000

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,500,000

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.4%

14.   TYPE OF REPORTING PERSON

      CO

CUSIP NO. 74153Q102

Explanatory Note

The purpose of this Amendment No. 7 to the Schedule 13D is to report that on February 24, 2010, Seadrill Limited ("Seadrill") terminated its two forward contracts with DnB NOR Bank ASA (the "DnB") and Nordea Bank Finland Plc ("Nordea") each dated January 11, 2010. On the same day, Seadrill entered into a new forward contract with each of DnB and Nordea. Please see Item 6 herein for a discussion of Seadrill's two forward contracts.

Item 1.  Security and Issuer
----------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 3, 2009.

Item 2.  Identity and Background
--------------------------------
NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 21, 2009.

Item 3. Source and Amount of Funds or Other Consideration

----------------------------------------------------------
The source of funds for the purchases of 200,000 Common Shares held in the account of Seadrill was $6,967,840, representing working capital of Seadrill.

On February 24, 2010, Seadrill entered into a new forward contract with DnB whereby Seadrill agreed to purchase 8,070,800 Common Shares from DnB on April 16, 2010 for a purchase price of $214,292,653.28. On the same day, Seadrill entered into a new forward contract with Nordea whereby Seadrill agreed to purchase 8,229,200 Common Shares from Nordea on April 15, 2010 for a purchase price of $207,299,308.44. Please see Item 6 herein for a discussion of Seadrill's two forward contracts.

None of the other persons named in response to Item 2 hold any Common Shares in their accounts.

Item 4.  Purpose of Transaction
-------------------------------
NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JUNE 1, 2009.

Item 5. Interest in Securities of the Issuer

--------------------------------------------
(a. and b.) According to the Issuer's most recent report on Form 10-K, there were 175,576,393 shares of Common Stock issued and outstanding as of February 15, 2010. The Reporting Persons report beneficial ownership of the following shares of Common Stock:

Seadrill may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.4% of the outstanding shares of Common Stock. Seadrill has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. Seadrill has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

Hemen may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.4% of the outstanding shares of Common Stock. Hemen has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. Hemen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

Mr. Fredriksen may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.4% of the outstanding shares of Common Stock. Mr. Fredriksen has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. Mr. Fredriksen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

C.K. Limited may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.4% of the outstanding shares of Common Stock. C.K. Limited has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. C.K. Limited has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the shares of Common Stock that are the subject of this Statement.

(c.) Not applicable.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e.) Not applicable.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 24, 2010, Seadrill terminated its forward contract with DnB dated January 11, 2010, which was described in Seadrill's Schedule 13D/A filed with the Securities and Exchange Commission (the "Commission") on January 22, 2010. On the same day, Seadrill entered into a new forward contract with DnB, which is attached hereto as Exhibit B, whereby Seadrill agreed to purchase 8,070,800 Common Shares from DnB on April 16, 2010 for a purchase price of $214,292,653.28.

On February 24, 2010, Seadrill also terminated its forward contract with Nordea dated January 11, 2010, which was described in Seadrill's Schedule 13D/A filed with the Commission on January 22, 2010. On the same day, Seadrill entered into a new forward contract with Nordea, which is attached hereto as Exhibit C, whereby Seadrill agreed to purchase 8,229,200 Common Shares from Nordea on April 15, 2010 for a purchase price of $207,299,308.44.

Other than the two forward contracts described in this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 with respect to any securities of the Issuer.

--------------------------------------------------------------------------------

Item 7. Material to be Filed as Exhibits

----------------------------------------
Exhibit A - Joint Filing Undertaking.

Exhibit B - DnB NOR Bank ASA Forward Contract dated February 24, 2010.

Exhibit C - Nordea Bank Finland Plc Forward Contract dated February 24, 2010.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2010

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen*
    -------------------
Name:   John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his voting and dispositive interests therein. In addition, the Reporting Person has no pecuniary interest in the shares reported herein.

                                   EXHIBIT A

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Pride International, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated: March 9, 2010

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
    ------------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

                                   Exhibit B

            DnB NOR Bank ASA Forward Contract dated February 24, 2010.

DnB NOR
Markets
--------------------------------------------------------------------------------

Seadrill Ltd
C/O Seadrill Management AS
P.0. Box 110
N-4001 STAVANGER
                                                              Bergen, 24.02.2010

                                  Confirmation

                                    CONTRACT
                                      FOR
                                THE PURCHASE OF
                                 AD-HOC FORWARD

The purpose of this agreement (this "Confirmation") is to confirm the terms and conditions of the
                                                       Contract

                                                     entered into between
                                                     Seadrill Ltd ("The Buyer")
                                                     and DnB NOR Bank ASA ("The
                                                     Seller") on the Trade Date
                                                     specified below (the
                                                     "Contract").

The terms of the Contract to which this Confirmation relates are as follows:




Trade date:                             FEBRUARY 24th 2010

Time:                                   CET 11:35

Buyer:                                  Seadrill Limited

Buyers number/safe acc:                 000102511012

Deposit account pledged as collateral:  1250.04.00410

Seller:                                 DnB NOR Bank ASA - DnB NOR Markets


Sellers settlement account no.:         000102511012

Underlying Shares :                     PRIDE INTL INC (PDE)

Number of Shares:                       8,070,800

Forward price per Share:                USD 26.5516

Total Purchase Price:                   USD 214,292,653.28

Transaction type:                       Forward with delivery of the Shares.

                                        The forward contract cannot generally be traded. It may only be sold pursuant to a separate agreement with DnB NOR Bank ASA.

Closing trade:                          A closing trade may be executed, but
                                        only at the Total Purchase Price.

Settlement Date:                        April 16th 2010

Settlement:                             On the Settlement Date the Seller shall
                                        deliver the Shares upon the Buyer's
                                        payment of the Total Purchase Price. The delivery shall be deemed to be on time if the Shares are available on the deposit account specified above on or before the Settlement Date. Payment shall be deemed to be on time if the
                                         Total Purchase Price is available on
                                         the Seller's settlement account as
                                         specified above on or before the
                                         Settlement Date. Timely delivery is
                                         conditional on the Buyer's timely
                                         payment.

                                         In the event that the underlying Share
                                         is suspended from quotation on the
                                         stock exchange, the contract may be
                                         completed if it was entered into before
                                         the date of suspension, cfr. article
                                         9-4 of the Norwegian Securities Trading
                                         Act.

                                        The Buyer hereby authorises DnB NOR
                                        Markets to debit the Total Purchase
                                         Price from the Buyer's bank account in
                                         DnB NOR Bank ASA, or another bank, or
                                         to instruct another bank to debit the
                                         Buyer's bank account in that bank for
                                         said amount on the Settlement Date.

Dividend: If any dividend is paid on the Share in the time between the Trade

                                         Date and the Settlement Date to DnB NOR
                                         Markets, such dividend shall accrue to
                                         the Buyer. The dividend shall then be
                                         credited the Buyer's bank account.

Collateral:                             DnB NOR Markets shall at all times
                                        ensure that it has satisfactory
                                        collateral for the due performance of
                                        the Buyer's obligations, cfr. article
                                        9-5 of the Norwegian Securities Trading
                                         Act. The collateral shall be furnished
                                         in the form of a cash deposit and the
                                         Buyer must sign a declaration of
                                         pledge. The amount of the collateral
                                         shall at all time meet DnB NOR Markets'
                                         requirements.

                                        Upon entry into the contract the
                                        collateral shall comprise 20% of the
                                         Total Purchase Price. For the duration
                                         of the Contract additional collateral
                                         shall be furnished that corresponds to
                                         the unrealised loss the forward
                                         contract entails for the Buyer,
                                         calculated as the Total Purchase Price
                                         minus the value of the Underlying
                                         Shares, if such loss equals more than
                                         25% of the value of the collateral
                                         pledged on entry into this contact. The
                                         value of the Shares shall be computed
                                         on the basis of the stock

                                        market price or a value set by DnB NOR
                                        Markets as Calculation Agent.

                                        The Buyer shall furnish the required
                                        additional collateral on the same day
                                        that Buyer receives notice from DnB NOR
                                        Markets that the current collateral is
                                        insufficient. If such additional
                                        collateral is not furnished that day,
                                        this constitutes an event of Default and the Buyer is entitilet to carry out such measures as set out in this contract, cfr. Default.

Address for Notices to the Buyer:       Seadrill Limited
                                        c/o Seadrill Management AS
                                        P.0. Box 110
                                        N-4001 STAVANGER

                                        Attention: Harald Grosfjeld

                                        E mail:    harald.grosfjeld@seadrill.com

                                        Phone:     +47 51 30 96 96

                                        Fax:       +47 51 30 96 88

Address for Notices to the Seller:      DnB NOR Bank ASA
                                        DnB NOR Markets KSC
                                        P.0. Box 7100
                                        N-5020 BERGEN

                                        Attention: Securities Finance

                                        Phone:     +47 55 21 96 69

                                        Fax:       +47 56 12 87 80

                                        To achieve additional collateral being
                                        received the same day notice to Buyer
                                        will be given by phone or fax. Fax shall be deemed received when a confirmed answerback is received at the end of the transmission. However if a communication is received after business hours on any business day or on a day which is not a business day in the place of receipt it shall be deemed to be received and become effective on the next business day in the place of receipt.

Default: In the event of a default, including failure on the part of the Buyer to furnish necessary collateral by the stipulated deadline, DnB NOR Markets, without the necessity of initiating legal or other proceedings, has the right to use some or all of the pledged collateral to cover secured claims

                                        If the realisation of the pledged
                                        collateral does not cover the Total
                                        Purchase Price, DnB NOR Markets is
                                        entitled to sell Underlying Shares, for
                                        the Buyer's account and risk, to cover
                                        the Total Purchase Price. Such sales
                                        shall be at the stock market price or
                                        another price that is considered to be
                                        reasonable given the market position set by DnB NOR Markets as Calculation Agent.

                                         The Buyer is liable for any
                                         outstanding, uncovered portion of the
                                         Total Purchase Price and is not limited
                                         to the balance on the collateral
                                         account at the time in question.

                                         The Buyer is liable and shall indemnify
                                         Seller for any loss, expence or
                                         obligation of whatever kind incurred by
                                         the Buyer as a direct or indirect
                                         consequence of The Buyers Default.

Calculation Agent:                      DnB NOR Markets


Adjustments: In the event of changes in the share capital or other special circumstances in the company that

                                         issued the Underlying Shares, this
                                         contract shall be adjusted by DrB NOR
                                         Markets as Calculation Agent in
                                         accordance with the rules for Trades in
                                         Derivative Contracts on the Oslo Stock
                                         Exchange and the rules for Clearing of
                                         Trades in Derivative Contacts in VPS
                                         Clearing ASA to the extent that this is
                                         appropriate. The same applies in the
                                         event that the Underlying shares have
                                         been delisted on the Settlement Day.

Relationship Between Parties: Each party will be deemed to represent to the other party on the date on which it
                                          enters into a Contract that (absent a
                                          written agreement between the parties

                                         that expressly imposes affirmative
                                         obligations to the contrary for that
                                         Contract):

(a) Non-Reliance: It is acting for its own account, and it has made its own independent decisions to enter into that Contract and as to whether that Contract is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or a recommendation to enter into that Contract; it being understood that information and explanations related to the terms and conditions of a Contract shall not be considered investment advice or a recommendation to enter into that Contract. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of that Contract.

(b) Assessment and Understanding: It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of that Contract. It is also capable of assuming, and assumes, the risk of that Contract. The relevant balance on the collateral account does not constitute an upper limit for loss the Buyer could incur and the Byers liability for the Contract is not limited to this amount.

(c) Status of the Parties: The other party is not acting as a fiduciary for or an advisor to it in respect of that Contract.

d) Responsablity It is the responsibility of the Buyer to comply with any reporting or disclosure requirements or other obligations according to laws and/or regulations as they apply from time to time.

e) Governing Law: Any disputes under the Contract shall be decided according to Norwegian law with the Oslo municipal court as the agreed court of venue.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us at your earliest convenience to:



         DnB NOR Bank ASA DnB
         NOR Markets KSC
         P.O. Box 7100
         N-5020 BERGEN


Yours sincerely,                            Confirmed as of the date first above
for DnB NOR Bank ASA                        written: for Seadrill Limited


      /s/ Mari E. Hordvik                           /s/ Harald Grosfjeld
Name:     Mari E. Hordvik                      Name:    Harald Grosfjeld
Title:    Operational Officer                           Vice President
                                                        Seadrill Mangement AS
      /s/ Lene Therese Barikmo
Name:     Lene Therese Barikmo
Title:    Operational Officer












DnB NOR Markets - a part of DnB NOR Bank ASA
DnB NOR Bank ASA NO-0021 Oslo, Norway                    Office: Stranden 21, Oslo      Telephone: +47 22 48 10 50
Register of Business Enterprises NO 984 851 006 MVA.     Swift address: DNBANOKX        www.dnb.nor.no/markets


                                   Exhibit C

        Nordea Bank Finland Plc Forward Contract dated February 24, 2010.

[Logo Graphic Omitted]                                   Confirmation

                                                                 1(5)  Page
                                                            24 Feb 10  Date
                                                             22274302  Reference

SEADRILL LIMITED                                    + 358 9 165 59832  Tel
C/O SEADRILL MANAGEMENT AS                          +358  9 165 59311  Fax
P.O BOX 110                                           lpfi@nordea.com  Mail
4001 Stavanger
NO
Attn: Are Fredhammer

                                      OTC
                 PHYSICALLY-SETTLED SHARE FORWARD TRANSACTION:


Nordea Bank Finland, Plc
2747 Local Derivatives Operations
FIN-00020 NORDEA
FINLAND
--------------------------------------------------------------------------------



Dear Sirs / Madams:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the Transaction entered into between Nordea Bank Finland Plc (Nordea) and SEADRILL LIMITED ("Counterparty") on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the "Swap Definitions") and in the 2002 ISDA Equity Derivatives Definitions (the "Equity Definitions", and together with the Swap Definitions, the "Definitions"), in each case as published by the International Swaps and Derivatives Association,

Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern. In the event of any inconsistency between either set of Definitions and this Confirmation, this Confirmation will govern. In the event of any inconsistency between this Confirmation and the Definitions or the Master Agreement, this Confirmation will govern

References in the Swap Definitions to the term "Swap Transaction" shall be deemed to be references to the term "Transaction" for the purposes of this Confirmation.

1. This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement, as amended and supplemented from time to time (the "Agreement"), between you and us. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

      If we have not yet executed an ISDA Master Agreement, this Confirmation evidences a binding agreement between you and us as to the terms of the Transactions to which this Confirmation relates. In addition, you and we agree to use all reasonable efforts promptly to negotiate, execute and deliver an agreement in the form of the ISDA Master Agreement, with such modifications as you and we will in good faith agree. Upon the execution by you and us of such an agreement, this Confirmation will supplement, form a part of, and be subject to that agreement. All provisions contained in or incorporated by reference in that agreement upon its execution will govern this Confirmation except as expressly modified below.

      Until we execute and deliver that agreement, this Confirmation, together with all other documents referring to the ISDA Form (each a "Confirmation") confirming transactions (each a "Transaction") entered into between us (notwithstanding anything to the contrary in a Confirmation), shall supplement, form a part of, and be subject to an agreement in the form of the ISDA Form as if we had executed an agreement in such form (but without any Schedule except for the election of English law as the governing law) on the Trade Date of the first such Transaction between us. In the event of any inconsistency between the provisions of that agreement and this Confirmation, this Confirmation will prevail for the purpose of this Option Agreement.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

      Nordea reference:                 22274302
      Trade Date:                       24 Feb 10
      Trade Time:                       11:00 CET
      Effective Date:                   01 Mar 10
      Seller:                           Nordea
      Buyer:                            Counterparty
      Shares:                           PRIDE INTERNATIONAL INC
      ISIN:                             US74153Q1022
      Number of Shares:                 8.229.200
      Forward Price:                    USD 25,1907
      Exchange:                         NEW YORK STOCK EXCHANGE
      Related Exchange(s):              NYSE

Valuation:

      Valuation Time:                   The Scheduled Closing Time on the
                                        relevant Exchange on the relevant
                                        Valuation Date.
      Valuation Date:                   12 Apr 10
      Averaging Dates:                  Not Applicable
      Averaging Date Disruption:        Not Applicable
      Relevant Price: In case of Index underlying: The level of Index determined by the Calculation Agent as of the
                                         Valuation Time on the Valuation Date.
                                         In case of Share underlying: The price
                                         per share determined by the Calculation
                                         Agent as of the Valuation Time on the
                                         Valuation Date.

Settlement Terms:

      Physical Settlement:              Applicable
      Settlement Date:                  Three (3) Business Days after the
                                        Valuation Date
      Settlement Currency:              USD
      Settlement Price:                 The Forward Price
      Business Days for Payments:       New York


Share Adjustments

      Method of Adjustments:            Calculation Agent Adjustment

Extraordinary Events:

      Consequences of Merger Events:
      Share for Share:                  Modified Calculation Agent Adjustment
      Share for Other:                  Modified Calculation Agent Adjustment
      Share for Combined:               Modified Calculation Agent Adjustment
      Determining Party:                Nordea

      Tender Offer:                     Applicable

      Consequences of Tender Offers:

      Share for Share:                  Modified Calculation Agent Adjustment
      Share for Other:                  Modified Calculation Agent Adjustment
      Share for Combined:               Modified Calculation Agent Adjustment
      Determining Party:                Nordea

      Composition of Combined
      Consideration:                    Not Applicable
      Nationalization, Insolvency or
      Delisting:                        Cancellation and Payment (Calculation
                                        Agent Determination)
      Determining Party:                Nordea

Additional Disruption Events:

      Change in Law:                    Applicable
      Failure to Deliver:               Applicable
      Insolvency Filing:                Applicable
      Hedging Disruption:               Applicable
      Hedging Party:                    Nordea
      Increased Cost of Hedging:        Applicable
      Hedging Party:                    Nordea
      Loss of Stock Borrow:             Not Applicable
      Hedging Party:                    Nordea
      Increased Cost of Stock Borrow:   Not Applicable
      Determining Party:                Nordea

      Non-Reliance:                     Applicable
      Agreements and Acknowledgments
      Regarding Hedging Activities:     Applicable
      Additional Acknowledgments:       Applicable

3.    Calculation Agent:                Nordea

4. Account Details:

      Account for payments to Nordea:   JPMORGAN CHASE BANK NEW YORK,
                                        CHASUS33XXX
                                        In favour of NORDEA BANK NORGE ASA
                                        NDEANOKKXXX

      Account for payments to
      Counterpart:                      FOKUS BANK, DABANO22XXX
                                        N08981011598242
                                        In favour of SEADRILL LIMITED

5.    Offices:

      (a) The Office of Nordea Bank Finland Plc for the Transaction is Helsinki; and

      (b) The office of Counterpart for the Transaction is Stavanger

6.    Transfer:

      Notwithstanding anything in the Confirmation or the Agreement, Nordea may assign its rights and obligations under this Transaction, in whole and not in part, to any affiliate of Nordea effective upon delivery to Counterpart of a written notification thereof.

7.    Governing Law:                    English Law

Contact information relating to Nordea

Settlement:
Nordea Bank Finland Plc
2747 Local Derivatives Operations
Aleksis Kiven katu 9
FIN-00020 Nordea
fax. +358 9 165 59311
tel. +358 9 165 59832

Legal:
Nordea Bank Finland Plc
2948 Debt and Structured Finance Legal,
Aleksis Kiven katu 3-5
FIN-00020 Nordea
fax. + 358 9 627 956
tel. + 358 9 165 59316


Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us or by sending to us a letter or telex substantially similar to this letter, which letter or telex sets forth the material terms of the Transaction to which this Confirmation relates and indicates your agreement to those terms.

Yours sincerely,

Nordea Bank Finland Plc

      /s/ Antti Tainio                       /s/ Tuomo Henriksson
---------------------------------       ----------------------------------------
Name:     Antti Tainio                  Name:    Tuomo Henriksson
Title:    Head of Local Derivatives     Title:   Head of OTC Equity & Interest
          Operations                             Rate Derivatives Settlements


Confirmed as of the date first above written:

SEADRILL LIMITED

      /s/ Harald Gresfjeld
---------------------------------       ----------------------------------------
          Harald Grosfjeld
Name:     Vice President                Name:
Title:    Seadrill Management AS        Title:

















Nordea Bank Finland Plc
Aleksanterinkatu 36, Fl-00020
NORDEA www.nordea.com

Nordea Bank Finland Plc, Aleksanterinkatu 36, FI-00020 NORDEA Finland, domicile Helsinki, Business Identity Code 1680235-8

SK 25542 0002 1078094 v2